Exhibit 7.1
Videotron Ltd.
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in
Videotron Ltd.’s Annual Report on Form 20-F for the Year Ended December 31, 2006
     For the purpose of calculating the ratio of earnings to fixed charges disclosed in Videotron Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2006, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on Quebecor Media Inc. subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the year ended December 31, 2002, earnings, as calculated under both Canadian and U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was respectively $15.5 million and $1,980.0 million.